Exhibit 12.1

Equity One, Inc.
Ratio of Earnings to Fixed Charges
For the year ended December 31, 2004

Net income		$97,804

Adjustments:
Minority interest	$576
Income from discontinued operations	(26,336)

Distributed income of equity investees	3,119	(22,641)

Fixed Charges:
Interest expense	46,413
Capitalized interest	3,204
Amortization of premium	4,958
Amortization of deferred financing fees	1,370	55,945

Less: interest capitalized	(3,204)	(3,204)

Earnings, as defined		$127,904

Divide by fixed charges		$55,945

Ratio of earnings to fixed charges		2.29